April 28, 2010

Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:           Bristow Group Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed May 21, 2009
File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2010 regarding the Form 10-K for the fiscal year ended March 31, 2009 filed May 21, 2009 by Bristow Group Inc. (the “Company”).  For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 62
Notes to Consolidated Financial Statements, page 67
Note 1 – Operations, Basis of Presentation and Summary of Significant Accounting Policies, page 67
Accounts Receivable, page 68

1.
We note from your disclosure that during fiscal 2007, 2008 and 2009, you recognized revenue and decreased your reserves for $8.3, $8.8 and $4.2 million, respectively, collected from your unconsolidated affiliated in Mexico related to amounts billed in prior years.  We also note that you refer to Note 3 for discussion of receivables with unconsolidated affiliates; however, we were unable to find such discussion.  In this regard, please tell us and revise your disclosure in future filings to discuss in greater detail the nature and reasons for the decreased reserves which resulted in the recognition of the related revenue.

Response:  Prior to April 1, 2008, because of uncertainty as to collectability, lease revenue from Heliservicio Campeche S.A. de C.V. (“Heliservicio”) and Hemisco International, Inc. (“Hemisco”) (collectively, “HC”), unconsolidated affiliates in Mexico, were recognized as collected.  Therefore, during fiscal years 2007 and 2008, we recorded reserves against amounts billed to HC of $6.6 million and $10.0 million, respectively.  These additional reserves are included in expense shown in the table presented in the Form 10-K.  Revenue was only recognized upon receipt of cash, which would result

Bristow Group Inc.
2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, United States
t  (713) 267 7600    f  (713) 267 7620    www.bristowgroup.com

 in a reduction in the reserves against the accounts receivable from these entities.  Of the amounts collected from these entities and recognized as revenue in fiscal years 2007, 2008 and 2009, $8.3 million, $8.8 million and $4.2 million, respectively, related to amounts previously reserved for services provided in prior fiscal years.  These cash collections are included in the amount of write-offs and collections shown in the table presented in the Form 10-K.  As discussed in our response to item 3. below, we changed from the cash to accrual basis of recognizing revenue on billings to HC effective April 1, 2008.

The reference to Note 3 was intended to be a reference to a general discussion of the operations of our unconsolidated affiliates and not to a discussion of receivables with unconsolidated affiliates.

We plan to furnish the following disclosure in the Form 10-K for the fiscal year ended March 31, 2010:

Trade and other receivables are stated at net realizable value.  We grant short-term credit to our customers, primarily major integrated, national and independent oil and gas companies.  We establish reserves for doubtful accounts on a case-by-case basis when a determination is made that the required payment is unlikely to occur.  In establishing these reserves, we consider a number of factors, including our historical experience, change in our customers’ financial position and restrictions placed on the conversion of local currency into U.S. dollars, as well as disputes with customers regarding the application of contract provisions to our services.

Prior to April 1, 2008, because of uncertainty as to collectability, lease revenue from Heliservicio Campeche S.A. de C.V. (“Heliservicio”) and Hemisco International, Inc. (“Hemisco”) (collectively, “HC”), unconsolidated affiliates in Mexico, were recognized as collected.  Therefore, during fiscal year 2008 and prior fiscal years, we recorded reserves against all amounts billed to HC and did not recognize revenue until cash was received.  Upon receipt of cash, we reduced the related reserve against the accounts receivable from these entities and recognized revenue.  We changed from the cash to accrual basis of recognizing revenue on billings to HC effective April 1, 2008.  See Note 3 for a discussion of operations of these unconsolidated affiliates.

The following table is a rollforward of the allowance for doubtful accounts, including affiliates and non-affiliates, for fiscal years 2010, 2009 and 2008:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(In thousands)
Balance – beginning of fiscal year	$	$5,817	$5,009
Additional reserves (1)		4,633	12,370
Write-offs and collections (2)		(6,404)	(11,662)
Foreign currency effects		(37)	100
Balance – end of fiscal year	$	$4,009	$5,817

(1)	Includes $10.0 million of amounts recorded as a reduction in revenue for services billed to HC in the fiscal year ended March 31, 2008.

(2)
Includes amounts collected from HC and recorded as revenue in fiscal years 2009 and 2008 of $4.2 million and $8.8 million, respectively, related to amounts previously reserved for services provided in prior fiscal years.

Note 2 – Acquisitions and Dispositions, page 74
Bristow Norway Acquisition, page 74

2.
We note that on October 31, 2008, the company acquired the remaining 51% interest in Bristow Norway and began consolidating the entity.  We further note that the company’s ownership interest in Lufttransport AS and $5.1 million in cash were used to pay for the acquisition.  Please tell us, and revise future filings to clarify the following with regards to this acquisition:

a.	the purchase price of the acquisition, including the value of the company’s ownership interest in Lufttransport AS at the time of transfer;

b.
the nature of the “recapitalization” in which $24.6 million in equity was contributed to Bristow Norway including the business purpose, whether such amounts represented part of the purchase price, and how the equity contributed was valued and determined; and

c.	how the change in interest gain of $12.6 million was determined.

We may have further comment upon receipt of your response.

Response:  The purchase price for our acquisition of the remaining 51% interest in Norsk Helikopter AS (“Norsk”) was $42.5 million, consisting of cash of $30.2 million (which includes the $24.6 million referred to above) and a $12.3 million investment equal to the change of interest gain described below.  The value of our ownership interest in Lufttransport AS (“Lufttransport”) at the time of the transfer was $15.4 million.  We effectively assumed indebtedness of Norsk in connection with this transaction and concurrently settled the indebtedness with the $30.2 million cash contribution.

The change of interest gain was calculated pursuant to Staff Accounting Bulletin Topic 5-H.  Specifically, the change of interest gain was calculated as 51% of the excess of the fair value of Norsk over the carrying value of our investment in Norsk.  Please note that the $12.6 million in change of interest gain mentioned in the comment above was actually $12.3 million as disclosed in our Form 10-K.

We plan to disclose the following in the Form 10-K for the fiscal year ended March 31, 2010:

On October 31, 2008, Bristow Norway acquired 51% of its outstanding shares that were owned by the non-Bristow Group shareholders, in the form of treasury shares, in exchange for Bristow Norway’s transfer of 100% of the common stock of its wholly-owned subsidiary, Lufttransport, to those non-Bristow Group shareholders.

As a result of this transaction, we obtained 100% ownership of Bristow Norway.  At this point, Bristow Norway no longer held interests in Lufttransport (which was now 100% owned by the former shareholders in Bristow Norway).

On the same day, we made a capital contribution of $30.2 million to Bristow Norway. We recorded a total purchase price for our acquisition of the remaining 51% interest in Bristow Norway of $42.5 million (consisting of cash of $30.2 million  and a $12.3 million investment equal to the change of interest gain described below).

The change of interest gain, which is recorded in stockholders’ investment within additional paid in capital in our consolidated balance sheet, represented the additional value we obtained for the increase in our ownership percentage in Bristow Norway from 49% to 100%, calculated as 51% of the excess of the fair value of Bristow Norway over the carrying value of our prior investment in this entity.

As we now own 100% of Bristow Norway, and we consolidate this entity effective October 31, 2008, including $18.3 million of remaining debt as of March 31, 2009 (see Note 5).  Bristow Norway generated $52.1 million of revenue and $3.8 million of operating income in excess of that earned under what are now intercompany leases during the period from October 31, 2008 to March 31, 2009.  Revenue from intercompany leasing has been eliminated in consolidation beginning October 31, 2008.

The Bristow Norway acquisition was accounted for in consolidation as a step acquisition and resulted in additional goodwill of approximately $27.6 million and other intangibles of $8.7 million on our consolidated balance sheet based on our preliminary allocation of purchase price.  The following table summarizes the assets and liabilities of Bristow Norway consolidated as of October 31, 2008 (in thousands):

Current assets	$44,333
Property and equipment	35,587
Other assets	38,282
Total assets	118,202
Current liabilities, including debt	(49,784)
Long-term debt, less current maturities	(18,598)
Other long-term liabilities	(6,724)
Total liabilities	(75,106)
Net assets	$43,096

HC and RLR, page 75

3.
We refer to footnote (1) to the table on page 76.  Your disclosure indicates that the company previously recognized revenue from HC on a cash basis due to the uncertainty of collectability.  Furthermore, beginning in fiscal 2009, as a result of the improved financial condition of HC, revenues have been recognized on an accrual basis.  In this regard, this information appears to conflict with the second paragraph on page 40 in which you disclose that HC’s payments to the company have been delayed as a result of additional working capital and cash requirements of HC from new contracts.  In addition, the company recorded an allowance on HC receivables resulting from their financial difficulty.  Given that a further allowance was required on HC receivables, it is unclear why the company believes that recognizing revenue on an accrual basis is appropriate, as well as how collectability is assured.  Please advise.

Response:  Effective April 1, 2008, we sold a 25% interest in Heliservicio and acquired an additional 21% interest in Rotorcraft Leasing Resources, L.L.C. (“RLR”) in a transaction referred to as the Mexico Reorganization.  The Mexico Reorganization included, among other things, a pro-rata contribution of cash by the partners, which contributed to an improvement in the financial condition of Heliservicio.  As a result of this improvement in the financial condition of Heliservicio, we changed from the cash to accrual basis of recognizing revenue on billings to Heliservicio effective April 1, 2008.

Additionally, we considered our successful collection of substantially all accounts receivable from Heliservicio that were outstanding as of March 31, 2008.

There were other positive developments in Heliservicio’s operations resulting primarily from two contracts.  First, in January 2008, Heliservicio executed a three-year extension of its contract with Comision Federal de Electricidad, the national power supplier in Mexico, to lease and operate eight medium helicopters.  Second, in April 2008, Heliservicio executed a new contract with PEMEX to lease and operate five medium and two small helicopters.

In January and February 2010, we and our partners contributed $4.6 million and $14.5 million, respectively, to Heliservicio, which further improved this entity’s capitalization and liquidity position.

On a quarterly basis, we evaluate the financial condition and future cash projections of Heliservicio to assess whether collectability of the amounts currently due is reasonably assured.  The additional reserve of $0.9 million recorded in fiscal year 2009 resulted from a dispute against specific invoices billed to Heliservicio and was not related to any general uncertainty as to the ultimate collectability of amounts due.  The disclosure provided in the Form 10-K for the fiscal year ended March 31, 2009 on page 40 regarding delays in payments from Heliservicio and the working capital issues within this entity was included to disclose risks, which we evaluate quarterly.

We are still evaluating the appropriate reserve that is required against accounts receivable due from Heliservicio as of March 31, 2010.

4.
We note from page 76 that effective April 1, 2008, as a result of changes to the shareholder agreement with Heliservicio, the company is now accounting for the investment in this entity under the equity method of accounting when the cost method was previously used.  Given your disclosure on page 75 that your investment in Heliservicio was reduced from 49% to 24%, please tell us the nature of the changes in the shareholders agreement that have allowed the company to exercise significant influence over Heliservicio.  We may have further comment upon receipt of your response.

Response:  Prior to April 1, 2008, we accounted for our investment in Heliservicio under the cost method.  Notwithstanding the fact that we owned 49% of Heliservicio, we could not exercise significant influence due to the fact that three of the five seats on Heliservicio’s Board of Directors were named by the other shareholder and those three members voted as a block without regard to, or in consultation with, the Company.  Therefore, the facts and circumstances prior to April 1, 2008 were analogous to those set forth in ¶4(c) of FIN 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.”

In contrast, the Shareholders Agreement between Bristow Group Inc. and Compania Controladora de Servicios Aeronatuicos, S.A. de C.V. (“CIC”) as shareholders in Heliservicio Campeche S.A. de C.V signed on June 26, 2008, and effective April 1, 2008, provided us with significant influence over operating and financial policies of Heliservicio resulting primarily from our participation in Heliservicio’s Board of Directors.  The Board of Directors continues to be comprised of five members, of which we appoint two members and CIC appoints three members.  However, while CIC controls the day-to-day activities of Heliservicio, certain matters deemed to be in the ordinary course of business require unanimous vote of the Board of Directors, which provides us with significant influence over the operating and financial policies of Heliservicio.

Note 10 – Stockholders’ Investment and Earnings per Share, page 102
Common Stock, page 103

5.
We note the issuance of 4,715,000 and 281,900 shares of common stock in fiscal 2009.  Please reconcile the aggregate 4,996,900 with the total common stock issued per the stockholders’ equity statement of 5,187,751.

Response:  The table below presents the reconciliation of shares of our common stock issued in fiscal year 2009:

		Weighted
		Average
		Price
	Shares	Per Share
Outstanding as of March 31, 2008	23,923,685
Issuance of Common Stock:
Additional offerings	4,996,900	$ 46.87
Exercise of stock options	38,636	$ 28.50
Issuance of restricted stock and restricted stock units	157,784	$ 53.35
Adjustment to previously reported shares	(5,569)
Outstanding as of March 31, 2009	29,111,436

The adjustment to previously reported shares included in this roll-forward represents a true-up of our records upon settlement of a long-standing discrepancy.

6.
In a related matter, please revise note 10 in future filings to ensure that all issuances of stock and purchases of treasury shares are disclosed, including the number of shares and prices at which the shares were issued or repurchased.

Response:  We will revise note 10 in future filings to ensure that all issuances of stock and purchases of treasury shares are disclosed, including the number of shares and prices at which the shares were issued or repurchased.  This disclosure will be similar to the table presented in item 5 above.

Note 12 – Quarterly Financial Information (Unaudited), page 110

7.
We refer to the last sentence in footnote 4 in which you describe a reduction in maintenance expense.  Please tell us the facts and circumstances that lead to a credit from the maintenance provider.  Your response should include the details of the renegotiation of the power by the hour contract mentioned on page 35 and the line item in your statements of income where the credit was reflected.

Response:  We have outsourced the planned major maintenance on certain of our aircraft components, such as engines, utilizing power-by-the-hour contracts.  These power-by-the-hour contracts obligate us to pay the third-party a fixed amount per flight hour in exchange for required maintenance and repairs under a predefined maintenance program, and therefore, we recognize the expenses associated with such contracts as incurred (i.e., as the engines are used and time accrues).

One of these power-by-the-hour contracts covered maintenance on engines for a specific aircraft type we plan to retire.  Consequently, in fiscal year 2009, we exercised our contractual right to reduce the number of engines covered under the contract.  In summary, the $6.5 million credit resulted from a reduction the number of engines covered under the contract.  The credit did not result in the recovery of amounts paid by us based on the relationship of contract payments to actual cost experience by the service provider or based on the relationship of payments made on a specific airframe or engine to work performed on that engine.

This credit, totaling approximately $6.5 million, was recorded as a reduction in maintenance expense in direct cost in our consolidated statement of income for the fiscal year ended March 31, 2009.

Note 13 – Supplemental Condensed Consolidating Financial Information, page 111

8.	Please revise future filings to state that the guarantee is full and unconditional if true. Refer to Regulation S-X, Article 3-10(b)(4).

Response:  We will revise future filings to state the following:

In connection with the sale of the 7 ½% Senior Notes, the 6 ⅛% Senior Notes and the 3% Convertible Senior Notes, the Guarantor Subsidiaries fully, unconditionally, jointly and severally guaranteed the payment obligations under these notes.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require.  Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Elizabeth D. Brumley
Elizabeth D. Brumley
Chief Financial Officer

cc:  Brian J. Allman, Chief Accounting Officer
       Randall A. Stafford, Vice President and General Counsel
       John D. Geddes, Baker Botts L.L.P.
       Stephen Dabney, KPMG LLP
       Heather Clark, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission